FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                 For 10 May 2004
                         Commission File Number 0-30358

                                  ebookers plc
                                  ------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X|    Form 40-F ____
                                   -----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                  Yes       No |X|
                                     ------  ----------


                               If "Yes" is marked,
                             indicate below the file
                             number assigned to the
                                  registrant in
                              connection with Rule
                                   12g3-2(b):

                                 Not applicable.
Enclosures:

6K ANNOUNCEMENT Q1 2004 RESULTS               10 May 2004               34 pages

   FINAL

         ebookers delivers profitability, continued growth and announces GBP 2.5m cost efficiencies in 2004 due to successful internet conversion strategy

   10 May, 2004 - ebookers plc (Nasdaq - EBKR, LSE - EBR) the pan-European online travel agency today announces financial results for Quarter 1, 2004.

   Highlights for Quarter 1 (UK GAAP, GBP)

   -- Gross sales (1) up 47% to GBP 160m. (Q1 03: GBP 109m). Pro forma (2) organic growth: 23%

   --  Turnover (gross profit) up 47% to GBP 21m (Q1 03: GBP 14m).
        Pro forma (2) organic growth: 24%.

   -- Proportion of turnover from non-air sales increases to 40% from 29% in Q1 03.

   (Q1 04: GBP 8.5m, Q1 03: GBP 4.2m)

   --  Adjusted pre-tax profit (3) increases to GBP 1.1m. (Q1 03: GBP
        0.1m).

   -- Profit before tax improves to GBP 1.3m (Q1 03: loss before tax of GBP 4.9m).

   --  Margin (4) of 13.2% achieved (Q1 03: 13.2%)

   -- Cost efficiency programme to give initial net savings of approx GBP 2.5m in the remainder of 2004. Headcount in Europe is reducing by over 200 and India by 70, as business migrates online and automation increases.

   -- Ranjan Singh, Director of Lodging Demand for Expedia Europe, joining ebookers soon as Head of Hotels.

   Highlights for Quarter 1 (US GAAP, USD)(5) (9)

   --  Gross sales (1) $290m (GBP 158m), above market expectations.

   --  Revenue $38m (GBP 21m), above market expectations.

   --  Proportion of revenue from non-air sales 39% - $14.9m (GBP
        8.1m).

   -- Adjusted EBITDA (6) $4.7m (GBP 2.5m), above market expectations.

   -- Adjusted pre-tax income (7) $1.7m (GBP 0.9m), above market expectations.

   -- Net income improves to $13.7m (GBP 7.4m), above market expectations.

   --  Cost efficiency programme to give initial net savings of $4.6m
        (GBP 2.5m) in 2004.

   These footnote references apply throughout the document

   (1)Gross sales represents the total transaction value of all our services to our customers
   (2)Includes Travelbag Holdings for Jan 2003 before acquisition in February 2003 to give like-for-like comparison (Gross Sales of GBP 21.5m and Turnover of GBP 2.7m should be added to ebookers plc Q1 2003 results).

   (3)Adjusted pre-tax profit is defined as profit on ordinary activities before taxation after adding back exceptional items, amortisation of goodwill, stock compensation expenses/ credits and National Insurance relating to share options payable if employees exercise their share options as defined in note 4 of this press release
   (4) Margin is defined as turnover as a percentage of gross sales
   (5) As our reporting currency is British GBP sterling, we present comparative results for Q1 2003 in GBP sterling, and per SEC regulations provide a convenience translation to US dollars only for the most recent period's results. See page 27..
   (6) We define adjusted EBITDA operating income from continuing operations after adding back depreciation, interest, amortisation, restructuring charges and impairments, stock compensation expenses and National Insurance relating to share options payable if employees exercise their share options and certain other general and administrative costs. We provide a reconciliation of adjusted EBITDA to revenues on page 27.
   (7) We define adjusted pre-tax income as operating income from continuing operations after adding back amortisation, restructuring charges and impairments, stock compensation expenses and National Insurance relating to share options payable if employees exercise their share options and certain other general and administrative costs, and after adding net interest income/expense. We provide a reconciliation of adjusted pre-tax income to net income on page 27.
   (8) In discussing our UK GAAP results, we define adjusted net operating costs as operating costs including sales and marketing costs, general administrative expenses, depreciation and net finance charges (interest) but excluding exceptional items, stock compensation costs and goodwill amortisation.
   (9) Solely for the convenience of the reader the financial information for the most recent financial period is also expressed in US dollars translated at a rate of GBP 1: US $1.8400, which was the noon buying rate on March 31, 2004. No representation is made that the amounts shown could have been, or could be converted into US dollars at that, or any other rate.

   ...cont

   Dinesh Dhamija, Chairman and CEO comments:-

   "This good set of results demonstrates the strength of our business model and brand and our continued ability to generate growth. We are delivering on profits, we are delivering on margins, and our sales are healthy and on target.
   Our successful strategy of taking offline companies and converting them to the internet, is enabling us to significantly improve productivity and take out costs. We have an increasingly positive outlook for the year ahead."

   Chairman's Statement

   Internet business model delivers - enabling major reductions to cost base
   ebookers is unique among key online travel players in its offline travel heritage. This gives us the expertise to acquire traditional "offline" travel companies with good product content and convert them onto the internet.
   We create significant shareholder value from our offline
acquisitions by:
   (1) Acquiring these offline companies at more competitive prices than those we would pay for equivalent online companies;
   (2) Transforming their growth rates through internet conversion;
   (3) Cross-selling their high margin air and non-air travel content on our websites; and
   (4) Reducing their cost base to those of a technology-based internet company.
   I believe that this model has the potential to add value for our shareholders. The focus of ebookers is integration. Our philosophy is that this is 95% of the work with any acquisition. I believe that we have the best and most experienced management team to do this.

   In Quarter 1 our model performed well in all areas:

   - Online turnover (gross profit) delivered an estimated organic growth rate of 114% and web-enabled turnover 14% on Quarter 1 last year. Offline turnover reduced by 8% as business migrated online.
Total organic (2) growth was 24%.

   - Travelbag's internet conversion continues to progress well. By April 2004, 54% of its bookings were online and web-enabled, compared to just 16% in January 2003, before acquisition.
   We announced with our Annual and Quarter 4 2003 results in March, that the success of our business model in moving sales onto automated internet channels meant that we could initiate a significant cost efficiency programme. This programme was timed to coincide with our low season in April and May.
   Taking advantage of automation and efficiency gains, we are reducing our European headcount by over 200. Jobs currently outsourced to Tecnovate, our Indian Business Process Outsourcing facility, will also be reduced by 70.
   Estimated net operating cost savings will be approximately GBP
2.5m for the remainder of 2004.
   As processes are automated and online sales grow we intend to continue to make further reductions and efficiencies and look forward to further progress towards our longer-term aim of adjusted net operating costs (8) at 8.5% of gross sales.

   Operational update

   Hotels

   Today we announce two important hotel initiatives, underlying the importance of lodgings to our future margin and revenue growth. Through our acquisitions and 20-year heritage we have supplier relationships with approximately 20,000 hotels worldwide. These new initiatives are designed to maximise online sales of these products.
   - Ranjan Singh will be joining us soon as Head of Hotels. He joins us from Expedia where he is Director of Lodging Demand. Previously he was in charge of Expedia in the Netherlands and Italy. He has an Insead MBA and significant IT and technology experience including work with Birlasoft a company co-owned by GE.
   - We have enhanced our agreement with Pegasus, a provider of hotel switch technology, effective from May 2004. This agreement will facilitate real time availability-checking of ebookers' own directly negotiated merchant hotel rates and will also enhance online presentation and user experience.

   Cars

   Our new car business was soft-launched in February 2004, offering enticing worldwide discount car rates in an easy-to-use format. Initial performance has been very encouraging and in Q1 2004 we delivered a strong margin of 28% up from an average car margin of 23% for the whole of 2003. All of its margin is retained by us as the business is 100% direct retail with no wholesale cost of sales to travel agents.
   This is good progress at this early stage and we believe that it has the potential to become a major player and compete seriously with others in the same market.

   The new car business is currently operating as a standalone website in two locations - the UK and Switzerland. We intend to incorporate it into our main UK and European websites throughout 2004.

   Flights

   Flight margins remain good, as expected, at 9.2% for the quarter. Across the industry in short-haul only (which accounts for just 20% of our business) margins have fallen to as little as 1% in many cases. By positioning our business 80% in long and mid-haul, and through improved contract negotiation, we have done a good job in keeping our margins at this high level.

   -- The outlook for negotiated fare margins on long and mid haul remains stable relative to margins on short- haul. This is because the high fixed costs of the large wide-bodied planes on these longer routes makes ebookers an important yield management partner for airlines.

   -- Additionally customers travelling to long- and mid- haul destinations often have a wider choice of airlines and routes than those travelling short- haul. This makes ebookers an important information aggregator for consumers and an important distribution channel for airlines competing on these routes.

   Technology

   We are accelerating the standardisation of group-wide systems to support growth and cost reduction targets.
   Back- and mid-office. We are nearing the completion of our JD Edwards back office finance system rollout and are initiating its mid-office integration. We expect this to result in significant cost and processing efficiencies and improved business transparency and forecasting capabilities. Additionally, currently we have four mid-office systems as a result of our acquisitions. We are on track to transfer the majority of our business to a scalable single system by the end of this year.
   Websites. We continue to enhance our booking engines and intend to roll out a new version by the end of the year. Additionally, we intend to migrate the majority of websites across Europe to a single dot.net based Web Consumer Interface by the end of 2004. This will reduce maintenance and loading costs, and enable the faster deployment of new user technologies.

   Corporate Governance

   At its recent meeting, the Remuneration Committee agreed with my suggestion to waive my right to all share options not yet vested. This amounts to an option over 262,008 shares which were due to vest over the next three years. Additionally, Tani Dhamija, previously Executive Director and a Non-Executive Director since April, also waived her right to all share options not yet vested. This amounts to an option over 192,140 shares which were due to vest over the next three years. Tani also waived her right to the 6 month notice period payment due to her following her departure as an Executive Director in April.

   Current trading

   After a strong Quarter 1 2004, trading to date is in line with expectations in our seasonally weakest April-June period. Excellent online growth has continued with organic online passenger growth of 59% in April 2004 compared to April 2003. We are carrying out our cost reduction programme during this seasonally weak period. As we have highlighted, the cost reduction programme is progressing well, however there may be a limited effect on trading during this period of transition. Our mid- and long-haul focus largely ring fences us from the increasingly competitive short-haul market.

   Outlook

   With strong online growth, increasing high margin non-air sales, and the cost reductions detailed today, our business model is performing well and we have a continued positive outlook for 2004.

   Dinesh Dhamija

   Chairman

   ebookers plc

   Financial review - UK GAAP

   Quarter 1 2004 has seen good turnover growth driven by strong online sales. Also the substantial investment in senior management and capital investment in Quarter 4 2003 started to yield the first benefits. These factors have enabled us to initiate the next phase of cost reductions as we transition the business from offline to online and to one integrated management structure from a series of separately managed businesses. (The analysis in this section compares Quarter 1 2004 to Quarter 1 2003 unless otherwise stated.)

   Gross sales and Turnover

   Gross sales were GBP 160m up 47%, of which GBP 28m was due to the Travelbag acquisition and 23% was pro forma organic growth (See note 2 on page 1). UK growth was 42% and European growth was 60%. Turnover (gross profit) was GBP 21.1m, an increase of 47% due to the increase in Gross sales with a consistent margin.

   Adjusted net operating costs

   Adjusted net operating costs, which include sales and marketing costs, general administrative expenses, depreciation and net finance charges (interest) but exclude exceptional items, stock compensation costs and goodwill amortisation, were GBP 20.1m. These costs increased by GBP 5.8m, partly due to a full quarter of Travelbag costs. However, as a percentage of Gross sales, these costs decreased to 12.6% from 13.1%. This 0.5% improvement is progress but will be significantly better once the benefits of the current cost reduction programme arise in subsequent quarters.

   Sales and marketing

   Sales and marketing costs were GBP 11.3m, remaining at 7.1% of Gross sales. Marketing costs increased from 2.7% to 3.1% of Gross sales and sales costs (including costs associated with the retention of telesales consultants) decreased to 4.0% from 4.4% due to the successful transitioning of business online.

   General administrative expenses and technology costs

   These costs were GBP 6.5m, up GBP 1.3m. As a percentage of Gross sales, this has reduced from 4.8% to 4.1%. The reduction in the ratio was due to the increased scale of the business and also the National Insurance credits for share options included within general and administrative expenses for Q1 2004, offset by a full three months of Travelbag costs.

   Depreciation and net finance charges

   Depreciation was GBP 1.6m compared to GBP 0.7m last year, reflecting the significant increase in our capital expenditure in Quarter 4 2003.
   Net finance charges, which include exchange gains and losses, were a net charge of GBP 82k compared to a net credit of GBP 289k last year. This increase in cost is primarily due to exchange losses as well as higher costs due to our facility with Barclays and other loans partly offset by increased interest receivable due to larger bank deposits.

   Adjusted pre tax profit (3)

   Adjusted pre tax profit is the Group's key strategic measure of underlying profitability and is calculated before exceptional items, amortisation of goodwill, stock compensation costs and National Insurance relating to share options payable if employees exercise their share options. Adjusted pre tax profit increased to GBP 1.1m compared to GBP 0.1m last year mainly due to the higher Gross sales and a comparatively smaller increase in back office costs.

   Amortisation and stock compensation cost

   Amortisation increased from GBP 1.9m to GBP 2.0m mainly due to the full quarter impact of the Travelbag acquisition. The charge for Quarter 1 this year is lower than Quarter 4 of 2003 (GBP 2.3m) due to the Swedish goodwill now fully written down. No material stock compensation charge has been needed in the quarter.

   Exceptional items

   There were four exceptional items in Quarter 1 2004: (1) the GBP 2.7m profit on the sale of The Adventure Company, (2) the credit of GBP 1.0m of an award waived by Tani Dhamija, a Director, (3) GBP 2.1m of restructuring costs, of which GBP 0.6m was due to accelerated depreciation and (4) GBP 0.1m of goodwill impairment relating to a European entity. The cash costs were redundancy and property closure costs and the fees for our registration with the United States Securities and Exchange Commission of possible future offerings of our ordinary shares.

   There will be a further restructuring charge in Quarter 2.

   Operating loss and profit loss on ordinary activities before taxation
   Operating loss has decreased by GBP 3.8m to a loss of GBP 1.3m due to the improved underlying profitability of the business and lower exceptional costs. The group made a profit on ordinary activities before taxation of GBP 1.3m an improvement of GBP 6.1m on last year. This is due to the profit on sale of The Adventure Company, the lower exceptional items and the underlying improvement of the profitability of the business.

   Taxation, minority interest and loss per share

   There were no material tax or minority interest charges in the quarter. The company's fully diluted earnings per share were 1.7 pence per share in the quarter.

   Balance sheet

   Cash at bank and in hand increased to GBP 51.3m from GBP 48.7m at 31 March 2003. This increase was lower than expected due to the environment in the European air market during Quarter 1 2004 where some airlines modified the credit terms offered to travel agents for certain types of fares. Normally ebookers has an average of 65 days to make payments to these airlines. This has reduced to nearly 30 days in Quarter 1 2004 (30 days is the minimum airlines can go to according to our IATA Bank Settlement Plan (BSP) contracts with the airlines). In light of this, Barclays Bank has agreed to waive the 31 March 2004 cash flow covenant in its facility agreement with the Company. Excluding these customer money flows, this has no effect on the operating cashflow of the business.

   Note on turnover or revenue recognition policy

   There are broadly three types of turnover or revenue recognition within the travel industry. Revenue that is recognised on a booked basis, revenue that is recognised on ticketed basis and revenue that is recognised on a departure basis. ebookers recognises revenue on a ticketed basis. We believe that this is a conservative approach, as we only issue the supplier ticket (e.g. airline ticket, hotel or car voucher) once we have received customer payment and at this point risk is passed onto our suppliers. If a customer does cancel after a ticket or voucher is issued our revenue is not at risk as cancellation fees are usually equal to our revenue margin.
   Departure-based recognition is common direct travel suppliers such as airlines, hotels and tour operators with their own airlines and hotels. This is because, in contrast to agents such as ebookers, they carry the risk of fixed costs.

   Financial review - US GAAP

   USE OF NON-GAAP INFORMATION - IN PRESENTING AND DISCUSSING EBOOKERS' OPERATING RESULTS MANAGEMENT USES CERTAIN NON-GAAP FINANCIAL MEASURES, SUCH AS GROSS SALES, ADJUSTED OPERATING EXPENSES, ADJUSTED EBITDA, ADJUSTED PRE-TAX INCOME AND ADJUSTED NET INCOME. THESE NON-GAAP FINANCIAL MEASURES SHOULD NOT BE VIEWED IN ISOLATION AS ALTERNATIVES TO THE EQUIVALENT GAAP MEASURE(S) AND SHOULD BE USED IN CONJUNCTION WITH THE MOST DIRECTLY COMPARABLE US GAAP MEASURE(S). A DISCUSSION OF THE NON-GAAP MEASURES INCLUDED IN THIS DOCUMENT AND A RECONCILIATION OF SUCH MEASURES TO THE MOST DIRECTLY COMPARABLE US GAAP MEASURE(S) IS CONTAINED ON PAGES 27-28.

   Gross sales (a)

   Gross sales amounted to GBP 158m, up 45% from GBP 109m for Quarter 1 2003, of which GBP 26m was due to the Travelbag acquisition and 29% was due to organic growth. Gross sales from our UK business grew 40% from Quarter 1 2003, and European gross sales grew 60% over the same period.

   Revenue

   Revenue was GBP 20.7m, an increase of 43% from Quarter 1 2003.
This growth was driven by the increase in gross sales and also by performance related incentive revenues obtained from our trading partners.

   Operating expenses

   Operating expenses were GBP 16.2m up from GBP 9.5m in Quarter 1, 2003. This increase from Quarter 1, 2003, to Quarter 1, 2004, includes the effects of consolidating a full quarter of Travelbag costs; restructuring charges and impairments totalling GBP 1.1m for Quarter 1, 2004; a GBP 4.0m credit for stock compensation expense in Quarter 1, 2004, compared to a much larger GBP 8.5m credit in Quarter 1, 2003 reflecting changes in our share price; partially offset by the GBP 1.0m credit of an award waived by Tani Dhamija, a Director.

   Income from continuing operations

   The net effect of the increase in revenues and the increased operating expenses was a reduction in income from continuing operations to GBP 4.5m, down GBP 0.4m from Quarter 1, 2003.

   Adjusted operating expenses (b)

   Adjusted operating expenses amounted to GBP 19.8m, an increase of GBP 5.3m from Quarter 1 2003. However, as a percentage of gross sales, these costs fell to 12.5% from 13.4% in Quarter 1 2003. This 0.9% change is progress in improving the efficiencies of our operations and is expected to improve once the benefits of the current cost reduction programme arise in subsequent quarters.
   The adjustments added back to operating expenses to determine our adjusted operating expenses include GBP 4.0m credit for stock compensation expense, the GBP 1.0m credit of a bonus waived by Tani Dhamija, a Director, on her retirement, GBP 0.3m of fees in connection with our 2003 shelf filing and GBP 1.1m of restructuring charges and impairments (statutory employee termination benefits, property exit costs, accelerated depreciation and impairment of goodwill) in connection with the restructuring programme announced March 22, 2004.

   Adjusted EBITDA (f)

   Following the increase in revenue, and the reduction of adjusted operating expenses as a proportion of gross sales, adjusted EBITDA rose to GBP 2.5m for the quarter, an increase of GBP 1.9m from Quarter 1 2003. The improved underlying profitability of our operations is demonstrated by the fact that adjusted EBITDA rose to 12.1% of revenue and 1.6% of gross sales, compared to adjusted EBITDA at 3.8% of revenue and 0.5% of gross sales in Quarter 1 2003.

   Adjusted pre-tax income (c)

   Adjusted UK GAAP pre-tax profit is the Group's key strategic measure of underlying profitability. To enhance our understanding of our underlying profitability as measured under US GAAP, and how this compares to our performance measured under UK GAAP, we view a similarly adjusted US GAAP income figure - adjusted pre-tax income. Our pre-tax income was GBP 0.9m for Quarter 1, 2004, 4.5% of revenue, up GBP 0.7m from GBP 0.2m in Quarter 1, 2003, 1.1% of revenue.

   Adjusted net income (d)

   Adjusted net income was GBP 0.8m for Quarter 1, 2004, 4.5% of revenue, up GBP 0.7m from GBP 0.1m in Quarter 1, 2003, 1.0% of revenue.

   Gain on disposal of discontinued operations

   On March 11, 2004, we executed the sale of The Adventure Company, formerly Travelbag Adventures ("Adventures") to First Choice Holidays plc for cash consideration of GBP 3.6m, including retained cash from the business of GBP 0.5m. Adventures sold escorted tours for groups - a difficult business to fulfil online. Consequently, Adventures was sold, as we determined that the business was non-core to our online strategy.
   As a result of the sale, we recognized a gain on the sale of Adventures of GBP 3.0m, which was included in income from discontinued operations on the income statement. Adventures was a component of the Travelbag segment in our financials for fiscal year 2003.

   Net income

   As a result of all the foregoing factors, net income increased to GBP 7.4m for the Quarter, up 42.9% from GBP 5.2m for Quarter 1, 2003.

   Note on revenue recognition policy

   There are broadly three types of turnover or revenue recognition within the travel industry in the UK. Revenue that is recognised on a booked basis, revenue that is recognised on ticketed basis and revenue that is recognised on a departure basis. ebookers recognises revenue on a ticketed basis. We believe that this is a conservative approach, as we only issue the supplier ticket (e.g. airline ticket, hotel or car voucher) once we have received customer payment and at this point risk is passed onto our suppliers. If a customer does cancel after a ticket or voucher is issued our revenue is not at risk as cancellation fees are usually equal to our revenue margin. Departure-based recognition is common direct travel suppliers such as airlines, hotels and tour operators with their own airlines and hotels. This is because, in contrast to agents such as ebookers, they carry the risk of fixed costs.

   Nigel Addison Smith

   Chief Financial Officer

   ebookers plc

   -- ends--

   For further information:

   ebookers plc

   Oliver Strong +44 (0) 20 7489 2239
   oliver.strong@ebookers.com +44 (0) 7771 934 153

   Cubitt Consulting
   Fergus Wylie +44 (0) 20 7367 5100
   fergus.wylie@cubitt.com

   About ebookers plc

   ebookers is a leading pan-European online travel agency. ebookers has websites in 13 European countries and 9 languages - UK, Belgium, France, Ireland, Germany, Austria, Spain, Holland, Switzerland, Sweden, Denmark, Norway, and Finland. It specialises in the mid- and long-haul modular leisure segments of the European travel industry. It also specialises in selling discount merchant fares, which are negotiated directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands. ebookers has a low-cost BPO facility in New Delhi, India with a staff of over 700, which carries out 13 separate functions from email sales to software development. The Company has a multi brand marketing strategy under the ebookers umbrella brand. Its brands include ebookers.com, Flightbookers, Travelbag, Bridge the World, and MrJet. ebookers plc is listed on the London Stock Exchange and quoted on Nasdaq in the United States of America.

   Forward Looking Statements

   Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, increased competition from airlines, our ability to identify, acquire and integrate companies across Europe, our ability to significantly increase our online revenues and sales volumes, including those of acquired non-internet companies including Travelbag Holdings Limited, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in our gross mark up or in commission rates, unforeseen events affecting the travel industry such as international conflicts, terrorist activity or public health crises, a failure of our computer and communications systems, significant risks associated with transferring European business functions to our Indian Business Process Outsourcing facility and with servicing third party clients there, a decline in the supply of merchant airfares available to us, and adverse developments in U.K. or other European governmental regulation or electronic commerce. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents we file from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange and applicable law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


CONSOLIDATED QUARTERLY PROFIT AND LOSS ACCOUNT                  Quarter    Quarter    Quarter
                                                                  ended      ended      ended
                                                              31-Mar-04  31-Dec-03  31-Mar-03
Prepared in accordance with UK GAAP                            GBP '000   GBP '000   GBP '000
                                                        Note(unaudited)(unaudited)(unaudited)



GROSS SALES                                               1    159,633    148,873    108,757 *
                                                            =================================


Turnover                                                  1     21,149     19,194     14,382 *

Distribution costs:
Sales and marketing                                            (11,315)    (9,545)    (7,711)*

                                                            ---------------------------------
Administrative expenses:
Technology costs                                                (1,179)    (1,078)    (1,380)
General administrative expenses                                 (5,315)    (6,169)    (3,930)
Depreciation                                                    (1,550)    (1,135)      (682)
Amortisation of profit on sale and leaseback transaction             -          -         75
Stock compensation
 credit (cost)                                                      37     (1,032)      (152)
Amortisation of
 goodwill                                                       (2,034)    (2,330)    (1,906)
Exceptional items                                         3     (1,151)      (183)    (3,840)
---------------------------------------------------------------------------------------------

Total administrative expenses                                  (11,192)   (11,927)   (11,815)

Total operating expenses                                       (22,507)   (21,472)   (19,526)

                                                            ---------------------------------
Operating loss                                                  (1,358)    (2,278)    (5,144)

Exceptional profit on disposal of
 business / deemed partial disposal of
 subsidiary                                               3      2,693      2,840          -

Finance charges (net)                                              (82)      (157)       289

                                                            ---------------------------------
Profit (loss) on ordinary activities
 before taxation                                                 1,253        405     (4,855)

Tax charge on profit (loss) on ordinary
 activities                                                        (35)       (92)       (10)

                                                            ---------------------------------
Profit (loss) on ordinary activities after taxation
for the financial quarter                                        1,218        313     (4,865)

Equity minority
 interests                                                         (14)         8          -

                                                            ---------------------------------
Retained profit (loss) for the financial quarter transferred
 to (from) reserves                                              1,204        321     (4,865)
                                                            =================================

Weighted basic average number of shares (in thousands)          64,964     64,746     57,918
Weighted diluted average number of shares (in thousands)        69,199     69,646          -

Basic profit (loss) per share                                     1.8p       0.6p    (8.40)p
                                                            =================================

Diluted profit per share                                          1.7p       0.5p          -
                                                            =================================

   * The presentation of turnover and distribution costs changed during 2003. Prior to 2003, credit card income was presented net within distribution costs. The Directors believe that this change better reflects the substance of the underlying transactions in which the Group acts as a principal. Q1 2003 information has been restated to reflect this change. Turnover and distribution costs in Q1 2003 have increased by GBP 95,000 as a result. In Q1 2004 the amount was GBP 322,000. There has been no impact on the loss for the quarter ended 31 March 2003 or the net asset position as at that date.

CONSOLIDATED BALANCE SHEET

                                                  31-Mar-04   31-Dec-03   31-Mar-03
Prepared in accordance with UK GAAP                GBP '000    GBP '000    GBP '000
                                                (unaudited)   (audited) (unaudited)


FIXED ASSETS
Intangible assets                                   48,689      52,046      58,602
Tangible assets                                     16,664      16,724      11,351
                                               ------------------------------------
                                                    65,353      68,770      69,953
                                               ------------------------------------

CURRENT ASSETS
Debtors                                             16,058      13,531      15,342
Cash at bank and in hand                            51,317      50,461      48,690
                                               ------------------------------------
                                                    67,375      63,992      64,032

CREDITORS: amounts falling due within one year     (66,385)    (66,344)    (63,543)

                                               ------------------------------------
NET CURRENT ASSETS (LIABILITIES)                       990      (2,352)        489
                                               ------------------------------------

TOTAL ASSETS LESS CURRENT LIABILITIES               66,343      66,418      70,442

CREDITORS: amounts falling due after more than
 one year                                          (16,606)    (16,170)    (16,389)

PROVISIONS FOR LIABILITIES AND
 CHARGES                                            (1,211)     (2,886)       (856)

                                               ------------------------------------
NET ASSETS                                          48,526      47,362      53,197
                                               ====================================

CAPITAL AND RESERVES
Called up share capital                              9,097       9,090       8,876
Share premium account                              115,476     115,372     112,933
Merger reserve                                       2,194       2,194       2,194
Shares to be issued                                 17,611      17,673      19,635
Profit and loss account                            (95,994)    (97,095)    (90,441)
                                               ------------------------------------
EQUITY SHAREHOLDERS' FUNDS                          48,384      47,234      53,197

Equity minority interests                              142         128           -

                                               ------------------------------------
TOTAL CAPITAL EMPLOYED                              48,526      47,362      53,197
                                               ====================================



CONSOLIDATED CASHFLOW STATEMENT                                 Quarter    Quarter    Quarter
                                                                  ended      ended      ended
                                                              31-Mar-04  31-Dec-03  31-Mar-03
Prepared in accordance with UK GAAP                            GBP '000   GBP '000   GBP '000
                                                        Note(unaudited)(unaudited)(unaudited)

Net cash inflow (outflow) from
 operating activities                                     2        500    (16,443)   (10,276)

Returns on investment and servicing of finance
Interest received                                                  392        631        449
Interest paid                                                     (269)      (206)      (160)

                                                            ---------------------------------
Net cash inflow from returns on investment and
 servicing of finance                                              123        425        289
                                                            ---------------------------------

Overseas tax received (paid)                                         6       (173)       (31)

Capital expenditure and financial
 investment
Payments to acquire tangible fixed
 assets                                                         (2,443)    (4,756)      (784)
Proceeds from sale of tangible fixed
 assets                                                            341        865          -
Proceeds from deemed partial disposal of
 subsidiary                                                          -      2,979          -

                                                            ---------------------------------
Net cash outflow from capital expenditure and
 financial investment                                           (2,102)      (912)      (784)
                                                            ---------------------------------

Acquisitions
Payment to acquire subsidiary (Vendor Placing: GBP
 30,500,000)                                                         -          -    (40,409)
Net cash acquired with subsidiary                                    -          -     34,706
                                                            ---------------------------------
                                                                     -          -     (5,703)
                                                            ---------------------------------
Disposals
Proceeds from sale of business                                   3,600          -          -
Net cash disposed with business                                   (621)         -          -
                                                            ---------------------------------
                                                                 2,979          -          -
                                                            ---------------------------------

Net cash inflow (outflow) before
 financing                                                       1,506    (17,103)   (16,505)

Financing
Issue of ordinary shares net of
 expenses                                                          111        909     29,005
Capital element of finance lease
 repayments                                                        (48)      (364)      (161)
New leases received as part of
 acquisition                                                         -          -        123
Loan received net of expenses                                    2,378      1,185     14,360
Loan repaid                                                        (91)         -          -
Deferred consideration paid                                     (3,000)         -          -
Sale and leaseback                                                   -        828          -

                                                            ---------------------------------
Net cash (outflow) inflow from
 financing                                                        (650)     2,558     43,327
                                                            ---------------------------------

Increase (decrease) in cash in the
 quarter                                                           856    (14,545)    26,822
                                                            =================================


   NOTES TO THE ACCOUNTS

   1. Segmental analysis and trading information


                                       Gross Sales  (1)          Turnover (2)
                                    Quarter      Quarter    Quarter       Quarter
                                      ended        ended      ended         ended
                                  31-Mar-04    31-Mar-03  31-Mar-04     31-Mar-03
                                   GBP '000     GBP '000   GBP '000      GBP '000
                                (unaudited)  (unaudited)(unaudited)   (unaudited)

UK                                 114,707       80,955     14,994        10,855
Other Europe                        43,757       27,375      4,986         3,100
Head office and support              1,169          427      1,169           427
                               --------------------------------------------------
                                   159,633      108,757     21,149        14,382
                               --------------------------------------------------

                                   Profit (loss) before         Net assets
                                            Tax                 (liabilities)
                                    Quarter      Quarter
                                      ended        ended      As at         As at
                                  31-Mar-04    31-Mar-03  31-Mar-04     31-Mar-03
                                   GBP '000     GBP '000   GBP '000      GBP '000
                                (unaudited)  (unaudited)(unaudited)   (unaudited)

UK                                   3,155       (1,120)    67,865        69,210
Other Europe                           520         (842)     3,892         2,743
Head office and support             (2,422)      (2,893)   (23,231)      (18,756)
                               --------------------------------------------------
                                     1,253       (4,855)    48,526        53,197
                               --------------------------------------------------

   (1) Gross sales is a memorandum disclosure and represents the total transaction value of all our services and hence includes the total amount paid by customers for the services provided by the Group, as opposed to the margin earned per the Group's turnover definition. The Group reports total transaction value since the Directors believe that it reflects more accurately the cash flows within the Group. It is also a widely used measure of company size within the travel sector. Most of our supplier incentives and bonus payments are based on Gross Sales and this is the money less our margin that goes to them. This helps us get new supplier incentives and bonuses.
   (2) Turnover in the Group consists largely of the margins on sales of discounted airfares on scheduled flights as well as other travel products and services. The Group recognises revenue at the time the reservation is ticketed as the customer generally does not have the ability to cancel tickets or obtain refunds after ticketing, and all amounts payable have been received. In cases where customers have the ability to cancel and obtain refunds after ticketing, the Group is able to estimate its refund obligations and such obligations are accounted for.
   Turnover includes credit card income other travel product margins from hotel reservations, car rental and travel insurance. Incentive income is also received from the Group's service provider business partners and is recognised as turnover as the Group's entitlement arises based on forecast levels of contractual performance. In addition, turnover also includes advertising revenue earned during the period.
   2. Reconciliation of operating loss to net cash inflow (outflow) from operating activities



                                                         Quarter     Quarter
                                                            ended       ended Quarter ended
                                                        31-Mar-04   31-Dec-03    31-Mar-03
                                                         GBP '000    GBP '000     GBP '000
                                                      (unaudited) (unaudited)  (unaudited)

Operating loss                                            (1,358)     (2,278)      (5,144)
Amortisation of goodwill                                   2,034       2,330        1,906
Depreciation                                               1,550       1,135          682
Goodwill written off on closure of
 subsidiary                                                    -         124            -
Stock compensation (credit)
 cost                                                        (37)      1,032          152
National insurance relating to stock
 options                                                    (652)       (325)        (937)
Amortisation of profit on sale and leaseback
 transaction                                                   -           -          (75)
Profit on disposal of fixed
 assets                                                     (135)        (45)           -
Issue of shares for non-cash
 consideration                                                 -           -           16
(Increase) decrease in
 debtors                                                  (2,463)        966       (3,867)
One-off trading cash receipt                                   -           -        1,118
Increase (decrease) in
 creditors                                                   792     (19,576)      (7,532)
Exchange losses (gains)                                        -         194         (120)
Non cash exceptional items                                   769           -        3,525

                                                      ------------------------------------
Net cash inflow (outflow) from operating activities          500     (16,443)     (10,276)
                                                      ------------------------------------


   3. Exceptional items

                                                                                   Quarter
                                                                                      ended
                                                                  Quarter ended   31 March
                                                                  31 March 2004        2003
                                                                        GBP 000     GBP 000
                                                                    (unaudited) (unaudited)
Restructuring costs                                                      1,436           -
Restructuring related fixed asset write offs
 (all non cash)                                                            598           -
Reversal of one off award accrued in 2003 (all
 non cash)                                                                (993)          -
Goodwill impairment in relation to a European
 entity (all non cash)                                                     110           -
Travelbag deal related stock compensation and
 retirement costs                                                            -       3,608
Travelbag deal related costs                                                 -         232
                                                                   ------------------------
Operating exceptional items                                              1,151       3,840
Profit on sale of The Adventures Company                                (2,693)          -

                                                                   ------------------------
                                                                        (1,542)      3,840
                                                                   ========================


   Refer to the financial review for further details.

   The sale of The Adventures Company realised cash of GBP 3.6m. At the date of sale The Adventure Company had GBP 415,000 of net liabilities and goodwill associated with it of GBP 1,212,000. In addition there are costs in relation to the sale which are expected to be approximately GBP 110,000.

   4. Reconciliation of adjusted measures


                                                              Quarter                  Quarter
                                                                 ended Quarter ended     ended
                                                             31-Mar-04    31-Dec-03   31-Mar-03
                                                              GBP '000     GBP '000    GBP '000
                                                           (unaudited)  (unaudited) (unaudited)

Profit (loss) on ordinary activities before taxation            1,253          405      (4,855)
(Deduct) add back:
 Exceptional profit on sale of business / deemed
  partial disposal of subsidiary                               (2,693)      (2,840)          -
 Stock compensation                                               (37)       1,032         152
 National insurance on share options (included within
  General administrative expenses within the Profit
  and Loss account)                                              (652)        (325)       (937)
 Operating exceptional items                                    1,151          183       3,840
 Amortisation of goodwill                                       2,034        2,330       1,906

                                                   --------------------------------------------
Adjusted pre tax profit                                         1,056          785         106
-----------------------------------------------------------------------------------------------


Adjusted net operating costs
Total operating expenses                                      (22,507)     (21,472)    (19,526)
Add back:
   Stock compensation                                             (37)       1,032         152
   National Insurance on share options                           (652)        (325)       (937)
   Operating exceptional items                                  1,151          183       3,840
    Amortisation of goodwill                                    2,034        2,330       1,906
  Finance charges (net)                                           (82)        (157)        289
                                                   --------------------------------------------
Adjusted net operating costs                                  (20,093)     (18,409)    (14,276)
-----------------------------------------------------------------------------------------------

Turnover                                                       21,149       19,194      14,382
Adjusted net operating costs                                  (20,093)     (18,409)    (14,276)
                                                   --------------------------------------------
Adjusted pre tax profit                                         1,056          785         106
-----------------------------------------------------------------------------------------------


   5. Other matters

   This statement has been prepared on the basis of accounting policies as set out in the annual financial statements at 31 December 2003.
   The financial information set out above does not constitute the Company or Group's statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for 2002 have been delivered to the Registrar of Companies and those for 2003 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under S237(2) or (3) Companies Act 1985. The financial information for the three month periods ended 31 December 2003, 31 March 2004 and 31 March 2003 have neither been audited nor reviewed by the Group's auditors. This document was approved by the Directors on 10 May 2004.

   SUPPLEMENTARY INFORMATION, PREPARED IN ACCORDANCE WITH US GAAP


CONSOLIDATED CONDENSED BALANCE SHEETS
                                                            As at       As at     As at       As at
                                                          Mar 31,     Mar 31,   Dec 31,     Mar 31,
                                                            2004        2004      2003        2003
                                                         US $'000    GBP '000  GBP '000    GBP '000
                                                      ----------- ----------- --------- -----------
                                                      (unaudited) (unaudited) (audited) (unaudited)
ASSETS
Current assets:
Cash and cash equivalents                                 92,913      50,496    49,640      48,690
Restricted cash                                            1,511         821       821           -
Accounts receivable, net of allowance for doubtful
 accounts of
GBP 526,000 at 03/31/04 and GBP 446,000 at 12/31/03
 and GBP 725,000 at 03/31/03                               4,501       2,446     2,041       2,623
Prepaid expenses                                           9,171       4,984     8,058       4,445
Other current assets                                      16,254       8,834     3,931       8,316
                                                      ----------- ----------- --------- -----------
Total current assets                                     124,350      67,581    64,491      64,074


Property, plant and equipment, net                        29,864      16,230    16,089      10,821
Goodwill                                                  70,830      38,495    39,779      62,904
Other intangible assets                                   62,560      34,000    34,000           -
Other non-current assets                                   1,665         905       926         530
                                                      ----------- ----------- --------- -----------
TOTAL ASSETS                                             289,269     157,212   155,285     138,330
                                                      =========== =========== ========= ===========


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdraft                                                 -           -         -         573
Accounts payable                                          91,081      49,501    47,584      48,076
Deferred income                                           11,698       6,358     5,597       5,725
Accrued expenses and other current liabilities            20,994      11,410    14,925      10,142
                                                      ----------- ----------- --------- -----------
Total current liabilities                                123,773      67,268    68,106      64,515


Deferred income taxes                                     18,768      10,200    10,200           -
Other long term liabilities                               31,693      17,225    17,808      16,389

                                                      ----------- ----------- --------- -----------
TOTAL LIABILITIES                                        174,234      94,692    96,114      80,904

Minority interest                                            262         142       128           -

Shareholders' equity:                                    114,774      62,377    59,043      57,425

                                                      ---------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               289,269     157,212   155,285     138,330
                                                      =========== =========== ========= ===========


   Solely for the convenience of the reader the financial information for the most recent financial period is also expressed in US dollars translated at a rate of GBP 1: US $1.8400, which was the noon buying rate on March 31, 2004. No representation is made that the amounts shown could have been, or could be converted into US dollars at that, or any other rate.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                                                         Quarter     Quarter                 Quarter
                                                           ended       ended    Quarter        ended
                                                         Mar 31,     Mar 31,  ended Dec     Mar 31,
                                                            2004        2004    31, 2003        2003
                                                        US $'000    GBP '000    GBP '000    GBP '000
                                                     (unaudited) (unaudited) (unaudited) (unaudited)

Revenue                                                  38,115      20,715      18,250      14,457

Operating expenses:
Marketing and sales                                      20,498      11,140       9,542       7,711
General and administrative                                2,316       1,258       2,274        (237)
Depreciation                                              2,914       1,584       1,842         682
Restructuring charges and impairments                     1,996       1,085           -           -
Product technology and development                        2,169       1,179       1,078       1,380
                                                     ----------- ----------- ----------- -----------

Total operating expenses                                 29,893      16,246      14,735       9,535
                                                     ----------- ----------- ----------- -----------

Operating income from continuing operations               8,223       4,469       3,514       4,922

Other gains/expenses, net                                     -           -       2,873          95
Interest income/expenses, net                                16           9        (193)        194
                                                     ----------- ----------- ----------- -----------

Income from continuing operations before income taxes     8,238       4,478       6,195       5,211

Income tax provision                                        (64)        (35)        (92)        (10)
                                                     ----------- ----------- ----------- -----------

Income from continuing operations                         8,175       4,443       6,103       5,201

Discontinued operations:
Loss from discontinued operations (net of applicable
 taxes)                                                     (31)        (17)          -           -
Gain on disposal of operations                            5,555       3,019           -           -
                                                     ----------- ----------- ----------- -----------

Income before minority interest                          13,698       7,445       6,103       5,201

Minority interest in income of consolidated
 subsidiary                                                 (26)        (14)          8           -
                                                     -----------------------------------------------

Net income                                               13,673       7,431       6,111       5,201
                                                     ===============================================

Basic earnings per Share
Income from continuing operations                         $0.13     GBP 0.07    GBP 0.09    GBP 0.09
Income and gains from discontinued operations             $0.08     GBP 0.04          -           -
                                                     ----------- ----------- ----------- -----------
Net income                                                $0.21     GBP 0.11    GBP 0.09    GBP 0.09
                                                     ----------- ----------- ----------- -----------
Basic weighted-average number of shares '000             64,964      64,964      64,746      57,918
                                                     =========== =========== =========== ===========

Diluted earnings per Share
Income from continuing operations                         $0.12     GBP 0.06    GBP 0.08    GBP 0.08
Income and gains from discontinued operations             $0.08     GBP 0.05          -           -
                                                     ----------- ----------- ----------- -----------
Net income                                                $0.20     GBP 0.11    GBP 0.08    GBP 0.08
                                                     ----------- ----------- ----------- -----------
Diluted weighted average number of shares '000           69,533      69,533      72,298      61,646
                                                     =========== =========== =========== ===========

Basic earnings per ADR
Income from continuing operations                         $0.25     GBP 0.14    GBP 0.19    GBP 0.18
Income and gains from discontinued operations             $0.17     GBP 0.09          -           -
                                                     ----------- ----------- ----------- -----------
Net income                                                $0.42     GBP 0.23    GBP 0.19    GBP 0.18
                                                     ----------- ----------- ----------- -----------
Basic weighted-average number of ADR's '000              32,482      32,482      32,373      28,959
                                                     =========== =========== =========== ===========

Diluted earnings per ADR
Income from continuing operations                         $0.24     GBP 0.13    GBP 0.17    GBP 0.17
Income and gains from discontinued operations             $0.15     GBP 0.08          -           -
                                                     ----------- ----------- ----------- -----------
Net income                                                $0.39     GBP 0.21    GBP 0.17    GBP 0.17
                                                     ----------- ----------- ----------- -----------
Diluted weighted average number of ADR's '000            34,766      34,766      36,149      30,823
                                                     =========== =========== =========== ===========


   Solely for the convenience of the reader the financial information for the most recent financial period is also expressed in US dollars translated at a rate of GBP 1: US $1.8400, which was the noon buying rate on March 31, 2004. No representation is made that the amounts shown could have been, or could be converted into US dollars at that, or any other rate.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                                          Quarter     Quarter     Quarter     Quarter
                                                            ended       ended       ended       ended
                                                          Mar 31,     Mar 31,    Dec 31,      Mar 31,
                                                             2004        2004        2003        2003
                                                         US $'000    GBP '000    GBP '000    GBP '000
                                                      (unaudited) (unaudited) (unaudited) (unaudited)
Cash flows from operating activities:
Net income                                                13,673       7,431       6,111       5,201
Income from discontinued operation, net of income
 taxes
                                                      ----------- ----------- ----------- -----------
Net income from continuing operations                     13,673       7,431       6,111       5,201
Adjustments to reconcile (loss)/income from continuing
 operations
to net cash (used by)/provided by continuing
 operations:
Depreciation                                               2,914       1,584       1,842         682
Stock compensation                                        (7,504)     (4,078)     (4,042)     (8,525)
Write off/(gain) on sale of property, plant and
 equipment                                                   627         341         (45)        (50)
Impairment of goodwill                                       572         311           -           -
Gain on disposal of subsidiary                            (5,555)     (3,019)     (2,840)          -
Discounting of deferred consideration                          -          15          44           -
Changes in operating assets and liabilities,
net of the effect  of acquisition                         (3,303)     (1,796)    (20,720)     (7,084)
                                                      ----------- ----------- ----------- -----------
Net cash provided by/(used by) continuing operations       1,424         789     (19,649)     (9,776)
                                                      ----------- ----------- ----------- -----------

Cash flows from investing activities:
Decrease/(increase) in restricted cash                         -           -       2,613       3,484
Capital expenditures                                      (4,202)     (2,284)     (4,296)       (784)
Proceeds from disposal of operations, including cash
 retained by ebookers                                      6,624       3,600           -           -
Cash disposed of with operation                           (1,143)       (621)          -           -
Other non-current assets                                    (293)       (159)       (460)          -
Proceeds from sale of stock by subsidiary                      -           -       2,979           -
Payment to acquire subsidiary, net of cash acquired            -           -           -      (5,703)
                                                      ----------- ----------- ----------- -----------
Net cash provided by/(used in) investing operations          986         536         836      (3,003)
                                                      ----------- ----------- ----------- -----------

Cash flows from financing activities:
Change in bank overdraft                                       -           -         (35)        139
Proceeds from issuance of ordinary shares, net               204         111         909      29,006
Proceeds from sale and leaseback of property, plant
 and equipment                                                 -           -         828           -
Proceeds from sale of property, plant and equipment          627         341         865           -
Proceeds from loan                                         4,376       2,378       1,297      14,360
Payment of deferred consideration                         (5,520)     (3,000)          -
Repayment of loan                                           (167)        (91)          -           -
Debt issuance costs                                            -           -        (112)          -
Capital element of finance lease repayments                 (144)        (78)       (364)       (161)
                                                      ----------- ----------- ----------- -----------
Net cash (used by)/provided by financing operations         (624)       (339)      3,388      43,344
                                                      ----------- ----------- ----------- -----------

Effect of exchange rates on cash                            (239)       (130)         58        (120)
                                                      ----------- ----------- ----------- -----------

Net (decrease)/increase in cash and cash equivalents       1,575         856     (15,367)     30,445
Cash and cash equivalent at beginning of the period       91,338      49,640      65,007      18,245
                                                      ----------- ----------- ----------- -----------
Cash and cash equivalent at end of the period             92,913      50,496      49,640      48,690
                                                      =========== =========== =========== ===========

Supplemental disclosure of cash flow activity:
Cash payments for interest                                   495         269         206         160
Cash receipts/(payments) for tax                              11           6        (173)        (31)

   Solely for the convenience of the reader the financials information for the most recent financial year is also expressed in US dollars translated at a rate of GBP 1: US $1.8400, which was the noon buying rate on March 31, 2004. No representation is made that the amounts shown could have been, or could be converted into US dollars at that, or any other rate.

CONSOLIDATED CONDENSED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
                                                           Accumulated
                                                Additional  other
                             Ordinary shares     paid-in  comprehensive Accumulated
                           --------------------
In GBP '000 except share
 data                        Shares     Amount   capital     loss        deficit    Total

Balance as of December 31,
 2003                      64,931,348    9,090    137,207     (467)       (86,787) 59,043

Net income                          -        -          -                   7,431   7,431
Translation Adjustments             -        -          -     (130)                  (130)
                                                           --------    ----------- -------
Total comprehensive
income/(loss), net of tax                                     (130)         7,431   7,301
                                                           --------    ----------- -------

Issue of ordinary shares       44,610        7        104        -              -     111
Ordinary shares and options
 awarded as compensation            -        -     (4,078)       -              -  (4,078)
                           ----------- -------- ---------- --------    ----------- -------

Balance as of March 31,
 2004                      64,975,958    9,097    133,233     (597)       (79,356) 62,377
                           =========== ======== ========== ========    =========== =======


   ACQUISITIONS

   ebookers' acquired Travelbag on February 7, 2003. During the allocation period, following the date of acquisition, ebookers obtained additional information that allowed it to assign a fair value to the brands acquired (and to allocate the associated deferred tax liability on those brands). Additionally, the fair values assigned to other assets and liabilities assumed in the acquisition (primarily accrued income, deferred revenue, and accrued costs in respect of leasehold properties), were adjusted as additional information allowed a more precise statement of their values.

                                                               Other Assets
                                             Other   Deferred           and
                                         Intangible       Tax   Liabilities, Purchase
                               Goodwill      Assets  Liability           net    Price
                               GBP '000    GBP '000   GBP '000      GBP '000 GBP '000
                              --------- ----------- ---------- ------------- --------

Allocation at March 31, 2003
and at date of acquisition      51,827           -          -         1,069   52,896
Reallocation of purchase price (24,599)     34,000    (10,200)          799        -
                              --------- ----------- ---------- ------------- --------
Allocation at March 31, 2004
and December 31, 2003           27,228      34,000    (10,200)        1,868   52,896
                              ========= =========== ========== ============= ========


   DISCONTINUED ACTIVITIES

   On March 11, 2004, we executed the sale of The Adventure Company, formerly Travelbag Adventures ("Adventures") to First Choice Holidays plc for cash consideration of GBP 3.6m, including retained cash from the business of GBP 0.5m. Adventures sold escorted tours for groups - a difficult business to fulfil online. Consequently, Adventures was sold, as the Company determined that the business was non-core to ebookers' online strategy.

   As a result of the sale, ebookers recognized a gain on the sale of Adventures of GBP 3.0m, which was included in income from discontinued operations on the income statement. Adventures was a component of the Travelbag segment in the Company's financials for fiscal year 2003.

   SEGMENTAL ANALYSIS

   ebookers is organized into two reportable segments: UK and Other Europe. Other Europe comprises the Group's operations in Austria, Belgium, Denmark, Finland, France, Germany, Ireland, the Netherlands, Norway, Spain, Sweden and Switzerland. Each segment offers travel products and services including air tickets, hotels, car hire, travel insurance and various other products as well as some non-travel products. The accounting policies of the segments are based on accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ from US GAAP in certain significant respects. ebookers evaluates performance based on gross sales, and UK GAAP profit or loss from operations before income taxes, exceptional items as defined by UK GAAP, goodwill amortization, stock compensation and National Insurance on stock options ("Adjusted Pre-Tax Profit"). Refer to table 4 in the UK GAAP results.
   Previously, there were two separate reportable segments in the United Kingdom as a result of the Company's acquisition of the Travelbag Group during fiscal 2003, which was managed separately during that year. As part of the ebookers' restructuring program, the management of these reportable segments has been combined to form a single UK segment and the prior years have been restated to reflect the current year presentation.
   Summarized financial information, measured under UK GAAP, concerning the reportable segments is as follows:

                                                              Head
                                                   Other   Office&
                                             UK   Europe   Support      Total
                                       GBP '000  GBP '000  GBP '000  GBP '000
Quarter ended March 31, 2004
Gross sales (1)                        114,707    43,757     1,169   159,633
Turnover                                14,994     4,986     1,169    21,149
Adjusted pre-tax profit/(loss) (2)       2,478       847    (2,269     1,056
                                      --------- --------- --------- ---------

Quarter ended March 31, 2003
Gross sales (1)                         80,955    27,375       427   108,757
Turnover                                10,855     3,100       427    14,382
Adjusted pre-tax profit/(loss) (2)       1,143       252    (1,289       106
                                      --------- --------- --------- ---------


   (1) Gross sales is a non-US GAAP measure used by Management to evaluate operating performance by looking at the total transaction value of all our services. It includes the total amount paid by customers for the services provided by us, as opposed to the margin we earn on products and services, which is the manner in which our revenue is calculated. Gross sales is a useful measure, widely used throughout the travel industry by companies and financial analysts as a way of tracking company size. Additionally, many travel suppliers give incentives based on gross sales performance.
   (2) A reconciliation of UK GAAP adjusted pre-tax profit to US GAAP income from continuing operations before tax for the quarters ended March 31, 2004, December 31, 2004 and March 31, 2003, is as follows:

   Reconciliation between UK and US GAAP

                                                            Quarter   Quarter
                                                              ended     ended
                                                              March     March
                                                            31, 2004  31, 2003
                                                            GBP '000  GBP '000
Segmental adjusted pre-tax
 profit/(loss)                                                1,056       106
Stock compensation                                               37      (152)
National Insurance on stock options                             652       937
Amortization of goodwill                                     (2,034)   (1,906)
UK GAAP operating exceptional items                          (1,151)   (3,840)
Exceptional profit on disposal of
 business /
deemed partial disposal of subsidiary                         2,693         -
                                                           --------- ---------
UK GAAP profit before tax                                     1,253    (4,855)
US GAAP adjustments
Revenue recognition (3)                                         (18)       75
Fair value of forward exchange
 contracts (3)                                                   96         -
Amortization of goodwill (3)                                  2,034     1,906
Amortization of profit on sale and leaseback
 transaction (3)                                                 50       (25)
Stock compensation (3)                                        4,041     8,676
National Insurance (3)                                         (683)     (566)
Restructuring charges (4)                                       582         -
Impairment of goodwill relating to
 European entity (5)                                           (201)
Loss from discontinued operations (net of
 applicable taxes) (6)                                           17         -
Gain on disposal of operations (6)                           (2,693)        -
                                                           --------- ---------
Subtotal adjustments                                          3,225    10,066
                                                           --------- ---------
US GAAP income from continuing operations before
 tax                                                          4,478     5,211
                                                           ========= =========

   (3) For a detailed discussion of our accounting policies, and the differences in those policies under UK GAAP and US GAAP relating to these reconciling items, please refer to note 2 to our Financial Statements for the year ended December 31, 2003, included in our Form 20-F.

   (4) Restructuring charges

   Under UK GAAP, restructuring charges are provided in full, from the date of the announcement of the plan, including employee termination benefits, property exit costs, equipment write-downs and other restructuring related costs. Under US GAAP, different requirements apply such that certain restructuring charges are recognized in different accounting periods compared to UK GAAP. For example, property exit costs are only recognized from the date that the Company ceases use of the property.

   (5) Impairment of goodwill relating to European entity

   Under UK GAAP impairment of goodwill is assessed for an income generating unit by comparing its carrying value to the future discounted cash flows expected to be generated by the income generating unit. Any excess is recorded as an impairment. Under US GAAP impairment of goodwill is assessed at a reporting unit level, which will not always correspond to an income generating unit under UK GAAP. Furthermore, any goodwill impairment under US GAAP is calculated by comparing the carrying value of goodwill to its implied fair value, which is calculated by allocating the estimated fair value of the reporting unit in a hypothetical purchase price allocation.

   (56 Discontinued operations

   Under UK GAAP, results of discontinued operations and any gain or loss on disposal are included within profit on ordinary activities before taxation. Under US GAAP, these items are reported separately after income from continuing operations before tax.

   Asset information has not been disclosed by reportable segment, as management does not evaluate this information by reportable segment. Long-lived assets, measured under US GAAP, by geographic region are as follows:

   LONG LIVED ASSETS

                          As at          As at          As at
                        Mar 31,        Dec 31,        Mar 31,
                          2004           2003           2003
                       GBP '000       GBP '000       GBP '000

 UK                     83,565         83,863         67,993
 Other Europe            6,065          6,930          6,262
                   ------------   ------------   ------------
 Total                  89,630         90,793         74,255
                   ============   ============   ============

   SHARE-BASED COMPENSATION

   At March 31, 2004, the Group was responsible for the administration of share-based employee compensation arrangements, which are more fully described in Note 12 to our Financial Statements for the year ended December 31, 2003, included in our Form 20-F. The Group accounts for these arrangements under the recognition and measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB No. 25, compensation cost is recognized over the vesting period based on the difference, if any, on the measurement date between the fair value of the Group's shares and the amount an employee must pay to acquire the shares. The following table illustrates the effect on net loss and loss per share if the Group had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

                                                         Quarter ended
                                                  31 March, 31 December, 31 March,
                                                   2004         2003      2003
                                                    (in thousands except share
                                                                       amounts)
                                                    GBP
Net income as reported                             7,431    GBP 6,111 GBP 5,201
Add: Share-based employee compensation expense
included in reported net income, net of related     GBP                    GBP
 tax effects                                     (4,078)  GBP (4,042)   (8,524)
Deduct: Total share-based employee compensation
 expense
determined under the fair value based method for    GBP                    GBP
 all awards,                                     (1,857)  GBP (2,110)   (4,677)
net of related tax effects
                                                -------------------------------
                                                    GBP                    GBP
 Net income/(loss) - pro-forma                     1,496     GBP (41)   (8,000)

Basic income per share - as reported            GBP 0.11     GBP 0.09  GBP 0.09
                                                ===============================

Diluted income per share - as reported          GBP 0.11     GBP 0.08  GBP 0.08
                                                ===============================


Basic income per share - pro-forma              GBP 0.02   GBP (0.00)GBP (0.14)
                                                ===============================

Diluted income per share - pro-forma            GBP 0.02   GBP (0.00)GBP (0.14)
                                                ===============================

   The Group used the Black-Scholes option pricing model to determine the fair value of grants during the quarters ended March 31, 2004, December 31, 2003, and March 31, 2003. The following assumptions were applied in determining the pro forma compensation cost calculated above:

                                                 Q1 2004   Q4 2003     Q1 2003
                                                   2004      2003        2003
                                              --------------------------------
Expected dividend
 yield                                                0%        0%          0%
Risk-free interest
 rate                                              2.40%     2.86%       2.47%
Expected life of
 options                                         4 years   4 years   2.8 years
Expected share price
 volatility                                       84.27%    82.92%      88.32%


   RESTRUCTURING PROVISION

   The Group only recognizes a liability for a cost associated with an exit or disposal activity, including restructurings, when the liability for the cost is incurred; i.e. when it meets the definition of a liability. The group takes fair value as the objective for initial measurement. Based on the success of our Internet strategy, on March 22, 2004 we announced a significant cost reduction program to further improve the efficiency of the company. In accordance with this plan, we have incurred a net restructuring charge of GBP 1.1m for the quarter ended March 31, 2004.
   The components of restructuring charges recognized in the quarter are as follows:

                                       Quarter           Quarter
                                         ended             ended
                                       Mar 31,          Mar 31,
                                          2004              2003
                                      GBP '000          GBP '000

Employee-termination
 benefits                                 235                 -
Accelerated
 depreciation                             342                 -
Impairment of
 goodwill                                 311                 -
Other                                     197                 -
                                     ---------         ---------
                                        1,085                 -
                                     =========         =========


   We expect to incur additional restructuring charges amounting to approximately GBP 1.8m over the second and third quarters of 2004, for additional accelerated depreciation and property exit costs, in connection with this same cost reduction program. GBP 0.4m of these future restructuring costs relate to property exit costs and accelerated depreciation charges for items which have already been included within the exceptional costs reported in our UK financial statements for Quarter 1 2004. The additional GBP 1.4m of future costs, not yet expensed in the UK GAAP financial statements relates to other accelerated depreciation charges, which will be treated identically under both UK and US GAAP. This does not include amounts in respect of any further employee terminations which may be announced in Quarter 2, 2004.

   US GAAP ADJUSTED MEASURES


                                             Quarter        Quarter        Quarter
                                                ended          ended          ended
                                            31-Mar-04      31-Dec-03      31-Mar-03
                                             GBP '000       GBP '000       GBP '000
                                          (unaudited)    (unaudited)    (unaudited)
                                             GBP '000       GBP '000       GBP '000
Reconciliation of adjusted pre-tax profit
Income from continuing operations              4,443          6,103          5,201
(Deduct) add back:
Income tax provision                              35             92             10
Gain on part-disposal of subsidiary                -         (2,840)             -
Stock compensation                            (4,078)        (4,042)        (8,525)
National Insurance on share options               30            224              -
Restructuring charges and impairments          1,085              -              -
Certain other general and administrative
 charges                                        (575)            20          3,468
                                         ------------   ------------   ------------
Adjusted pre-tax income                          940           (443)           154
                                         ============   ============   ============


Reconciliation of adjusted net operating
 costs
Total operating expenses                     (16,246)       (14,735)        (9,535)
Add back:
Stock compensation                            (4,078)        (4,042)        (8,525)
National Insurance on share options               30            224              -
Restructuring charges and impairments          1,085              -              -
Certain other general and administrative
 charges                                        (575)            20          3,468
                                         ------------   ------------   ------------
Adjusted net operating costs                 (19,784)       (18,533)       (14,592)
                                         ============   ============   ============


   RECONCILIATION OF UK GAAP TO US GAAP OPERATING RESULTS AND
SHAREHOLDERS' EQUITY

                                                                          GBP '000's

UK GAAP Profit before tax                                                     1,253
Tax charge on profit on ordinary
 activities                                                                     (35)
Equity minority interests                                                       (14)
                                                                        ------------
UK GAAP Retained profit for the period 1 January 2004
 to 31 March 2004                                                             1,204

US GAAP Adjustments
Adjustments to continuing operations (6)                                      3,225
Income and gains from discontinued
 operations                                                                   3,002
                                                                        ------------
Total adjustments                                                             6,227
                                                                        ------------

                                                                        ------------
Net income for the period 1 January 2004 to 31 March
 2004                                                                         7,431
                                                                        ============


   (6) For a detailed discussion of our accounting policies, and the differences in those policies under UK GAAP and US GAAP relating to these reconciling items, please refer to note 2 to our Financial Statements for the year ended December 31, 2003, included in our Form 20-F.
   (7) Adjustments to continuing operations are listed in full in the reconciliation of UK GAAP adjusted pre-tax profits to US GAAP income from continuing operations before tax, as part of the segmental analysis note.


                                                                            GBP '000's

Equity shareholders' funds as reported in the consolidated balance
 sheet under UK GAAP                                                           48,526

Goodwill                                                                       23,750
Deferred tax                                                                  (10,200)
Other                                                                              43
Revenue                                                                        (1,359)
Deferral of gain on sale and leaseback
 transaction                                                                      (36)
National Insurance                                                              1,211
Fair value of forward exchange contracts                                           25
Timing differences in recognition of restructuring
 charges                                                                          582
Guarantees provided as part of the sale of The
 Adventure Company(8)                                                             (23)
Minority interests included within shareholders' funds
 under UK GAAP                                                                   (142)

                                                                         -------------
Shareholders' equity as reported in the consolidated balance sheet
 under US GAAP                                                                 62,377
                                                                         =============

   (8) Under US GAAP the estimated fair value of certain of the representations and warranties provided by the Company in connection with the disposal of the Adventures business must be recorded as a liability and deducted from the gain on disposal. Under UK GAAP no amounts are recorded for such representations and warranties as the payment of any amounts are considered remote.

   Financial performance - key data (*)

                                       Q1       Q1       Q4       Q1
                                     2004     2004     2003     2003
Unaudited                           US $M    GBP M    GBP M    GBP M

Gross sales (a) (total transaction
 value)                            290.2    157.7    148.5    108.7
                                  -------  -------  -------  -------
Revenue                             38.1     20.7     18.2     14.5
                                  -------  -------  -------  -------
Margin on gross bookings            13.1%    13.1%    12.3%    13.3%

Marketing and sales                 20.5     11.1      9.5      7.7
General and administrative           2.3      1.2      2.3     (0.2)
Product technology and development   2.2      1.2      1.1      1.4
Restructuring charges and
 impairments                         2.0      1.1        -        -
Depreciation                         2.9      1.6      1.8      0.7
                                  -------  -------  -------  -------
Operating expenses                  29.9     16.2     14.7      9.5

                                  -------  -------  -------  -------
Operating income from continuing
 operations                          8.2      4.5      3.5      4.9
                                  -------  -------  -------  -------

Adjustments to operating expenses
Stock compensation & NIC             7.5      4.1      3.8      8.5
Certain other G&A costs              1.0      0.6        -     (3.5)
Restructuring charges &
 impairments                        (2.0)    (1.1)       -        -
                                  -------  -------  -------  -------
Total adjusted operating expenses
 (b)                                36.4     19.8     18.5     14.6
                                  -------  -------  -------  -------

Net interest (income)                  -        -      0.2     (0.2)
                                  -------  -------  -------  -------

Adjusted pre-tax income (c)          1.7      0.9     (0.4)     0.2

Income tax provision                (0.1)    (0.1)    (0.1)    (0.0)
                                  -------  -------  -------  -------

Adjusted net income (d)              1.6      0.8     (0.5)     0.2

Stock compensation & NIC             7.5      4.1      3.7      8.5
Certain other G&A costs (e)          1.0      0.6        -     (3.6)
Restructuring charges &
 impairments                        (2.0)    (1.1)       -        -
Gain on disposal of discontinued
 operations                          5.6      3.0        -        -
Other gains                            -        -      2.8        -
                                  -------  -------  -------  -------

Net income                          13.7      7.4      6.1      5.1
                                  -------  -------  -------  -------

Diluted earnings per ADR
                                              GBP      GBP      GBP
Income from continuing operations  $0.25      0.14     0.19     0.18
                                              GBP      GBP      GBP
Adjusted pre-tax income (c)        $0.05      0.03   (0.01)     0.01
Adjusted net income (d) ("adjusted            GBP      GBP      GBP
 EPADR")                           $0.05      0.02   (0.01)     0.01
                                              GBP      GBP      GBP
Net income                         $0.40      0.21     0.17     0.17
                                  -------  -------  -------  -------

Reconciliation of adjusted EBITDA
 (f)
Revenue                             38.1     20.7     18.2     14.5
Total adjusted operating expenses
 (b)                               (36.4)   (19.8)   (18.5)   (14.6)
Depreciation                         2.9      1.6      1.8      0.7
                                  -------  -------  -------  -------
Adjusted EBITDA (f)                  4.7      2.5      1.6      0.6
                                  =======  =======  =======  =======

   (*)Solely for the convenience of the reader the financial information for the most recent financial quarter is also expressed in US dollars translated at a rate of GBP 1: US $1.8400, which was the noon buying rate on March 31, 2004. No representation is made that the amounts shown could have been, or could be converted into US dollars at that, or any other rate.
   (a) Gross sales represents the total transaction value of all our services to our customers and provides us with a useful measure of our footprint in the marketplace.
   We use the adjusted measures discussed below (adjusted operating expenses, adjusted pre-tax income, adjusted net-income, adjusted EBITDA) to provide information about the underlying performance of our business.
   (b) We define adjusted operating expenses as operating expenses after adding back amortisation (we currently have no US GAAP amortisation charges), restructuring charges and impairments, stock compensation expenses and National Insurance relating to share options payable if employees exercise their share options and certain other general and administrative costs.
   (c) We define adjusted pre-tax income as operating income from continuing operations after adding back amortisation (we currently have no US GAAP amortisation charges), stock compensation expenses and National Insurance relating to share options payable if employees exercise their share options, certain other general and administrative costs and restructuring charges and impairments, and after adding net interest income/expense.
   (d) We define adjusted net income as net income after adding back amortisation (we currently have no US GAAP amortisation charges), restructuring charges and impairments, stock compensation expenses and National Insurance relating to share options payable if employees exercise their share options and certain other general and administrative costs, gain on disposal of discontinued operations and other gains.
   (e) For details of these certain other G&A costs included as part of our adjustments to operating costs please see our discussion of adjusted operating expenses included in Financial Review our on pages 7-8.
   (f) We define adjusted EBITDA as operating income from continuing operations after adding back depreciation, amortisation (we currently have no US GAAP amortisation charges), and restructuring charges and impairments, stock compensation expenses and National Insurance relating to share options payable if employees exercise their share options and certain other general and administrative costs.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:   10 May 2004
                                 Leigh Grant
                                 ------------------------------
                                 Deputy Company Secretary
                                 ebookers plc